August 7, 2019

HP Jin
Chairman of the Board of Directors, President, Chief Executive Officer Telenav, Inc.
4655 Great America Parkway, Suite 300
Santa Clara, CA 95054

       Re: Telenav, Inc.
           Form 10-K for Fiscal Year Ended June 30, 2018
           Filed September 12, 2018
           File No. 001-34720

Dear Dr. Jin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Transportation and Leisure